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Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-129722

OFFERING PROSPECTUS

Hana Biosciences, Inc.

4,677,364 Shares

Common Stock

The selling stockholders identified on page 16 of this prospectus are offering on a resale basis a total of 4,677,364 shares of our common stock, including 990,648 shares issuable upon the exercise of warrants held by the selling stockholders. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is listed on the American Stock Exchange under the symbol “HBX.” On November 22, 2005, the last sale price for our common stock as reported on the American Stock Exchange was $ 5.79.

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The securities offered by this prospectus involve a high degree of risk.
See “Risk Factors” beginning on page 6.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

The date of this Prospectus is November 23, 2005.

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of this offering. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this prospectus or in the documents incorporated by reference into this prospectus or included as exhibits to the registration statement that contains this prospectus. Accordingly, you are urged to carefully review this prospectus (including all documents incorporated by reference into this prospectus) in its entirety.

Our Business

We are a development stage biopharmaceutical company focused on the acquisition, development and commercialization of innovative products to enhance cancer care.  We aim to acquire proprietary rights to these products, by license or otherwise, fund their research and development and bring the products to market.  We currently have three product candidates in early-stage development - Talotrexin (PT-523), for the treatment of a variety of solid tumor cancers and hematological malignancies; IPdR, being developed primarily for the treatment of brain cancers; and ondansetron oral spray, which is being developed to alleviate chemotherapy-induced nausea and vomiting.  To date, we have not received approval for the sale of any drug candidates in any market and, therefore, have not generated any revenues from our drug candidates.

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Talotrexin (PT-523), our lead product candidate, is an antifolate, cytotoxic agent (i.e., substance harmful to the structure and function of cells) being evaluated for the treatment of solid tumors and hematological malignancies. Talotrexin is currently in a Phase I clinical trial to evaluate safety when administered intravenously on days 1, 8 and 15 on a 28-day cycle to patients with solid tumors and who have failed curative or survival prolonging therapy or for whom no such therapies exist, to establish the maximum tolerated dose and to identify the dose limiting toxicities. This clinical trial, which is being conducted at the Dana-Farber Cancer Institute, Massachusetts General Hospital and Beth-Israel Deaconess Hospital, commenced in April 2004 and is expected to involve 25-40 patients with 26 subjects already having received doses of Talotrexin.

In February 2005, an open-label multicenter, multinational Phase I and II study of Talotrexin was commenced in the treatment of relapsed or refractory non-small cell lung cancer or “NSCLC”. The primary objectives of the Phase I portion of this study are to: (1) evaluate the safety of Talotrexin when administered on Days 1 and 8 of a 21-day cycle to NSCLC subjects who have failed curative or survival prolonging therapy or for whom no such therapies exist; and (2) establish the maximum tolerated dose and identify the dose limiting toxicities of Talotrexin. The primary objectives of the Phase II portion of this study are to evaluate the activity of Talotrexin as therapy in subjects with NSCLC who have progressed on or following first-line therapies, as measured by overall survival. A total of 120 patients are expected to enroll in the Phase I and II clinical trial with 17 subjects having already been dosed. While some treatment options are currently available, we believe that a significant opportunity exists to improve the therapeutic options for patients with the progressive form of this cancer. This study will evaluate the anti-tumor activity of Talotrexin among patients with previously treated non-small cell lung cancer.

In May 2005, we commenced an open-label, multicenter Phase I and II study of Talotrexin in the treatment of refractory adult lymphoblastic leukemia or “ALL.” The primary objectives of the Phase I portion of this study are to: (1) evaluate the safety of Talotrexin when administered on Days 1 through 5 of a 21-day cycle to ALL subjects who have failed curative or survival prolonging therapy or for whom no such therapies exist; and (2) establish the maximum tolerated dose and identify the dose limiting toxicities of Talotrexin. The primary objective of the Phase II portion of this study is to evaluate the activity of Talotrexin as therapy in leukemia patients with relapsed or refractory to frontline and/or salvage therapy as measured by overall response. The secondary objective is to assess the impact of Talotrexin as measured by duration of remission and survival. A total of 75 patients are expected to enroll in the Phase I and II clinical trial with five subjects already having received doses of Talotrexin. While some treatment options are currently available, we believe that a significant opportunity exists to improve the therapeutic options for patients with the progressive form of this cancer.

We also anticipate initiating a Phase II clinical trial in cervical cancer in early 2006.

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IPdR, our second product candidate, is a radiation therapy sensitizer that is designed for the treatment of certain types of brain cancers. Radiation therapy deposits energy that injures or destroys cells in the treated area. Radiosensitizers, when used in combination with radiation therapy, potentially make the tumor cells more likely to be damaged by the radiation therapy. IPdR is an orally administered prodrug for 5-iodo-2’-deoxyuridine, or IUdR. Prodrugs are compounds that are converted within the body into active form that has medical effects. A prodrug can be useful when the active drug is too toxic to administer systemically. IUdR would be an effective radiosensitizer, but its systemic toxicity limits the duration and dosage such that its efficacy is limited. In September 2005, we initiated a Phase I clinical trial of IPdR in gastric, pancreatic, colorectal and liver cancers.

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ZensanaTM (ondansetron oral spray), our most recently-acquired product candidate, is a novel delivery system that utilizes the vast and highly-absorptive surfaces of the oral cavity to deliver the drug ondansetron, the most widely used drug to prevent chemotherapy-induced nausea and vomiting, directly into the bloodstream. Administration of ZensanaTM (i.e., spraying into the mouth) is a more convenient route of administration and may potentially decrease the time necessary to achieve effective concentrations in the bloodstream compared to currently marketed ondansetron tablet dosage forms. We licensed our rights to develop and commercialize ZensanaTM in the U.S. and Canada from NovaDel Pharma, Inc. pursuant to the terms of an October 2004 license agreement. In early 2005, NovaDel Pharma completed a pilot pharmacokinetic study in which an investigational formulation of ZensanaTM and the 8 mg Zofran® tablet were each administered to 9 healthy adult male volunteers. The study demonstrated that the oral spray technology was able to efficiently deliver ondansetron and produced a pharmacokinetic profile similar to the currently marketed oral tablet.  In addition, ZensanaTM led to faster appearance of measurable levels of ondansetron in the blood (twenty minutes shorter for 8 mg ondansetron oral spray versus 8 mg tablet) and to an increase in total amount of drug delivered over the first twenty minutes after dose administration. Based on the results of this pilot pharmacokinetic trial in healthy volunteers and a meeting we had with the FDA in September 2005, we intend to file an Investigational New Drug Application to commence a clinical development program designed to support a New Drug Application, or “NDA,” under Section 505(b)(2) of the Food, Drug and Cosmetic Act that would be based on demonstration of bioequivalence to already approved oral ondansetron. Section 505(b)(2) permits the submission of an NDA that relies on data in previously approved NDAs and published literature. We expect to complete these clinical trial by the first half of 2006 and, if the results are successful, to commercially launch ZensanaTM in 2007.

To date, we are only in the early stages of development of our product candidates, which is a very lengthy and expensive process. None of our product candidates have been approved for sale by the U.S. Food and  Drug Administration or any other regulatory body and we do not expect to have obtained such approvals for several years, if ever. Accordingly, we have not received any commercial revenues to date and, until we receive the necessary regulatory approvals, we will not have any commercial revenues. Further, we will require substantial additional capital in the future in order to fund the development of our product candidates to completion. We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve or maintain profitability. For the year ended December 31, 2004 and the nine months ended September 30, 2005, we had a net loss of $7,329,832 and $6,211,707, respectively, and since our inception in December 2002 through September 30, 2005, we have incurred a net loss of $14,237,865. Even if we succeed in developing and commercializing one or more of our product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable.

Our executive offices are located at 400 Oyster Point Boulevard, Suite 215, South San Francisco, California 94080. Our telephone number is (650) 588-6404 and our Internet address is www.hanabiosciences.com.

Recent Developments

October 2005 Financing

On October 24, 2005, we issued and sold in a private placement transaction an aggregate of 3,686,716 shares of our common stock, of which 130,716 shares were purchased by affiliates of our company. The per share purchase price was $4.00, except that the affiliated investors paid $4.59 per share, which was the last closing sale price of our common stock on the day preceding the date of the definitive agreement entered into among us and the investors. In addition to the shares of common stock, we also issued to the investors five-year warrants to purchase, at an exercise price of $5.80 per share, an additional common share for each share purchased by such investor in the offering, or an aggregate of 737,342 shares of our common stock. We received gross proceeds of $14,824,000 from the sale of these shares and warrants.

We engaged Oppenheimer & Co., Inc. and Griffin Securities, Inc. as placement agents in connection with the offering. In consideration for their services, we paid the placement agents aggregate cash commissions of approximately $990,000 and issued 5-year warrants to purchase an aggregate of 253,306 shares at an exercise price of $5.80 per share. We also reimbursed the placement agents an aggregate of $60,000 for expenses they incurred in connection with the private placement.

The shares being offered hereby are comprised of the 3,686,716 common shares and the 737,342 shares issuable upon exercise of the warrants issued to the investors in the private placement, as well as the 253,306 shares issuable upon exercise of the placement agent warrants.

American Stock Exchange Listing

On September 22, 2005, our common stock began trading on the American Stock Exchange under the symbol “HBX.”

Risk Factors

As with most pharmaceutical product candidates, the development of Talotrexin, IPdR and ZensanaTM is subject to numerous risks, including the risk of delays in or discontinuation of development from lack of financing, inability to obtain necessary regulatory approvals to market the products, unforeseen safety issues relating to the products and dependence on third party collaborators to conduct research and development of the products. Because we are a development stage company with a very limited history of operations, we are also subject to many risks associated with early-stage companies. For a more detailed discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 6 of this prospectus.

The Offering

The selling stockholders identified on page 16 of this prospectus are offering on a resale basis a total of 4,677,365 shares, including 990,649 shares issuable upon the exercise of outstanding warrants.

Common stock offered	4,677,364 shares
Common stock outstanding before the offering(1)	22,168,366 shares
Common stock outstanding after the offering(2)	23,159,014 shares
Common Stock American Stock Exchange symbol	HBX
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(1) Based on the number of shares outstanding as of November 7, 2005, not including approximately 5,114,712 shares issuable upon exercise of various warrants and options to purchase common stock.
(2) Assumes the issuance of all shares offered hereby that are issuable upon exercise of warrants.

RISK FACTORS

An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire prospectus and consider the following risk factors:

Risks Related to Our Business

We currently have no product revenues and will need to raise additional capital to operate our business.

To date, we have generated no product revenues. Until we receive approval from the U.S. Food and Drug Administration, or “FDA,” and other regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenues. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from cash on hand, licensing fees and grants. We will need additional financing in addition to such funds, which may not be available on favorable terms, if at all. Given the current and desired pace of clinical development of our three product candidates over the next 12 months, we estimate that we have sufficient capital to fund our research and development activities through 2006.  However, we will need to raise additional capital, likely by selling shares of our capital stock or other securities, in order to fund our research and development activities beyond 2006. There can be no assurance that such capital will be available to us on favorable terms or at all. If we are unable to raise additional funds in the future on acceptable terms, or at all, we may be forced to curtail our desired development activities. In addition, we could be forced to delay or discontinue product development, reduce or forego sales and marketing efforts and forego attractive business opportunities. Any additional sources of financing will likely involve the sale of our equity securities, which will have a dilutive effect on our stockholders.

We are not currently profitable and may never become profitable.

We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve or maintain profitability.  For the nine months ended September 30, 2005 we had a net loss of $6,211,707. For the year ended December 31, 2004 we had a net loss of $7,329,832 and since our inception in December 2002 through September 30, 2005, we have incurred a net loss of $14,237,865. Even if we succeed in developing and commercializing one or more of our product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable.

Our current “burn rate” - i.e., the amount of cash we spend to fund our operations - is approximately $900,000 per month. We expect our burn rate to increase substantially in the foreseeable future as we:

•	continue to undertake pre-clinical development and clinical trials for our current and new product candidates;

•	seek regulatory approvals for our product candidates;

•	implement additional internal systems and infrastructure;

•	seek to acquire additional technologies to develop; and

•	hire additional personnel.

We expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our stock.

We have a limited operating history upon which to base an investment decision.

We are a development-stage company that was founded in December 2002. We only have three product candidates, two of which - IPdR and ZensanaTM (ondansetron oral spray) - we acquired in 2004. To date, we have not demonstrated an ability to perform the functions necessary for the successful commercialization of any of our product candidates. The successful commercialization of our product candidates will require us to perform a variety of functions, including:

•	continuing to undertake pre-clinical development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities.

Our operations have been limited to organizing and staffing our company, acquiring, developing and securing our proprietary technologies and undertaking, through third parties, pre-clinical trials and clinical trials of our product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our securities.

If we do not obtain the necessary U.S. or worldwide regulatory approvals to commercialize our product candidates, we will not be able to market and sell our product candidates.

We will need FDA approval to commercialize our product candidates in the U.S. and approvals from the FDA equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of any of our product candidates, we must submit to the FDA a New Drug Application, or NDA, demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. Historically, only approximately 11 percent of all drug candidates that start clinical trials are eventually approved for sale. After clinical trials are completed, the FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, our product candidates;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We cannot be sure that we will ever obtain regulatory clearance for any of our product candidates. Failure to obtain FDA approval of any of our product candidates will severely undermine our business by reducing our number of salable products and, therefore, corresponding product revenues.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize any of our product candidates for sale outside the United States.

Our product candidates are in early stages of clinical trials, which are very expensive, time-consuming and difficult to design. We cannot predict with any certainty that we will ever receive regulatory approval to sell our product candidates.

Our product candidates are in early stages of development and require extensive clinical testing. In 2003, the FDA accepted our Investigational New Drug application, or “IND,” for Talotrexin and in March 2004 we initiated a Phase I clinical trial at Dana-Farber Cancer Institute, Massachusetts General Hospital and Beth-Israel Deaconess Hospital. We have also recently completed an open-label multicenter, multinational Phase I and II study of Talotrexin in the treatment of relapsed or refractory non-small cell lung cancer (NSCLC) and in June 2005, commenced an open-label multicenter Phase I and II study of Talotrexin in the treatment of refractory leukemia. We only commenced an initial Phase I in IPdR in September 2005. We only acquired our rights to ZensanaTM in October 2004 and in February 2005 initiated a human clinical study that will compare the pharmacokinetic profile of the oral spray formulation of ondansetron to the approved oral dosage of Zofran®.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of our product candidates will take at least several years to complete. Further, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators and institutional review boards to follow our clinical protocols.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our IND submissions or the conduct of these trials. Accordingly, we cannot predict with any certainty when or if we will ever be in a position to submit an NDA for any of our product candidates, or whether any such NDA would ever be approved.

If the results of our clinical trials do not support our product candidate claims, the completion of development of such product candidates may be significantly delayed or we may be forced to abandon development altogether, which will significantly impair our ability to generate product revenues.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues. In addition, our clinical trials involve a small patient population. Because of the small sample size, the results of these early clinical trials may not be indicative of future results.

If physicians and patients do not accept and use our drugs, our ability to generate revenue from sales of our products will be materially impaired.

Even if the FDA approves our product candidates, physicians and patients may not accept and use them. Acceptance and use of our product will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•	pharmacological benefit and cost-effectiveness of our product relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payers;

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any; and

•	the price at which we sell our products.

Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

Because we are dependent on clinical research institutions and other contractors for clinical testing and for research and development activities, the results of our clinical trials and such research activities are, to a certain extent, beyond our control.

We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our pre-clinical and clinical trials under agreements with us. For example, our current Phase I trial for Talotrexin is being conducted by Dana-Farber Cancer Institute, Massachusetts General Hospital and Beth-Israel Deaconess Hospital. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

Our intention to rely exclusively on third parties to formulate and manufacture our product candidates exposes us to a number of risks that may delay the development, regulatory approval and commercialization of our products or result in higher product costs.

We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. We intend to contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies for our clinical trials.  If any of our product candidates receive FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers, exposes us to the following risks:

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We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs, if any.

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Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

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Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the DEA, and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards, but we will be ultimately responsible for any of their failures.

•	If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA, or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

We have no experience selling, marketing or distributing products and no internal capability to do so.

We currently have no sales, marketing or distribution capabilities. While we intend to have a role in the commercialization of our products, we do not anticipate having the resources in the foreseeable future to globally develop sales and marketing capabilities for all of our proposed products. Our future success depends, in part, on our ability to enter into and maintain collaborative relationships with other companies having sales, marketing and distribution capabilities, the collaborator’s strategic interest in the products under development and such collaborator’s ability to successfully market and sell any such products. We intend to pursue collaborative arrangements regarding the sales and marketing of our products, however, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that they will have effective sales forces. To the extent that we decide not to, or are unable to, enter into collaborative arrangements with respect to the sales and marketing of our proposed products, significant capital expenditures, management resources and time will be required to establish and develop an in-house marketing and sales force with technical expertise. There can also be no assurance that we will be able to establish or maintain relationships with third party collaborators or develop in-house sales and distribution capabilities. To the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, as well as the terms of our agreements with such third parties, which cannot be predicted at this early stage of our development. There can be no assurance that such efforts will be successful. In addition, there can also be no assurance that we will be able to market and sell our products in the United States or overseas.

If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

The market for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. In particular, assuming we obtain approval for Talotrexin, we will compete with existing antifolate therapies currently being sold by Pfizer (trimetrexate), Eli Lilly & Co. (pemetrexed) and Novartis (edatrexate). Although there are no approved radiation sensitizers currently on the market, there are several product candidates in development that will compete with IPdR and which are significantly further in development. For example, Allos Therapeutics and Pharmacyclics each have a radiation sensitizer in Phase III development. ZensanaTM (ondansetron oral spray) will compete with the currently available oral form of the drug, which is currently being manufactured and sold by GlaxoSmithKline under the name Zofran®. These or other future competing products and product candidates may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking pre-clinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

Developments by competitors may render our products or technologies obsolete or non-competitive.

Companies that currently sell both generic and proprietary compounds for the treatment of cancer include, among others, Pfizer (trimetrexate), Eli Lilly & Co. (pemetrexed), Novartis (edatrexate), and Allos (PDX). Alternative technologies are being developed to treat cancer and immunological disease, several of which are in advanced clinical trials. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties. We are not aware of any third party infringing on any of our intellectual property rights.

To date, through our license agreements for Talotrexin, IPdR and ZensanaTM (ondansetron oral spray), we hold certain exclusive patent rights, including rights under U.S. patents and U.S. patent applications. We also have patent applications pending in several foreign jurisdictions. We anticipate filing additional patent applications both in the U.S. and in other countries, as appropriate. However, we cannot predict:

•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our licensed patents;

•	if and when patents will issue;

•	whether or not others will obtain patents claiming aspects similar to those covered by our licensed patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, we require all of our employees to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation.

To date, we have not received any threats, claims or other notices from third parties alleging that our products or methods infringe their rights. If our products, methods, processes and other technologies infringe the proprietary rights of other parties, however, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others, which could cause us to lose the use of one or more of our product candidates;

•	pay damages; or

•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our valuable management resources.

Our license agreements relating to our product candidates may be terminated in the event we commit a material breach, the result of which would significantly harm our business prospects.

Our license agreements relating to Talotrexin, IPdR and ZensanaTM (ondansetron oral spray) are subject to termination by our licensors in the event we materially breach those agreements. With respect to the Talotrexin license, our licensor may terminate the agreement, after giving us notice and an opportunity to cure, if we commit a material breach, including failing to make a scheduled milestone or other payment when due. The agreement also provides that it may be terminated if we become involved in a bankruptcy, insolvency or similar proceeding. Our license agreements for IPdR and ZensanaTM contain similar provisions. In the event these license agreements are terminated, we will lose all of our rights to develop and commercialize the applicable product candidate covered by such license, which would significantly harm our business and future prospects.

Our ability to generate product revenues will be diminished if our drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.

Our ability to commercialize our drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

•	government and health administration authorities;

•	private health maintenance organizations and health insurers; and

•	other healthcare payers.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers, including Medicare, are challenging the prices charged for medical products and services. Under recently-proposed legislation, the cost of our product candidates, even if approved for commercial use, may not be reimbursable under Medicare. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if our product candidates are approved by the FDA, insurance coverage may not be available, and reimbursement levels may be inadequate, to cover our drugs. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for any of our products, once approved, market acceptance of our products could be reduced.

If we are unable to successfully manage our growth, our business may be harmed.

Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we expect that in the next 12 months we will hire an additional three employees, consisting of one person in an administrative function and two employees focused on research and development. We expect that the total cost of these additional employees will approximate $325,000 per year. We believe our facilities are sufficient for such additional employees, but additional employees may place a strain on our management by having to address if we are unable to manage our growth effectively, our management business may be harmed. However, we are also actively pursuing additional product candidates to acquire for development. Such additional products, if any, could significantly increase our capital requirements and place further strain on the time on our existing personnel, which may delay or otherwise adversely affect the development of our existing product candidates if our employees do not have the time necessary to devote to developing those products. Alternatively, we may be required to hire even more employees, further increasing the size of our organization and related expenses. If we are unable to manage this growth successfully, we may not efficiently use our resources, which may delay the development of our product candidates.

We rely on key executive officers and their experience and knowledge of our business would be difficult to replace in the event any of them left our company.

We are highly dependent on Mark J. Ahn, Ph.D., our president and chief executive officer, Fred Vitale, our vice president-business development, Gregory Berk, our vice president and chief medical officer and Russell Skibsted, our vice president and chief financial officer. Dr. Ahn’s, Mr. Vitale’s, Dr. Berk’s and Mr. Skibsted’s employment with us are governed by a written employment agreements. Dr. Ahn’s employment agreement provides for a term that expires in November 2006, Mr. Vitale’s employment term under his agreement expires in February 2006. Dr. Berk’s employment term under his agreement expires in November 2007 and Mr. Skibsted’s employment term under his agreement expires in November 2007. Dr. Ahn, Mr. Vitale, Dr. Berk and Mr. Skibsted may terminate their employment with us at any time, however, subject to certain non-compete and non-solicitation covenants. We are not aware that Dr. Ahn, Mr. Vitale, Dr. Berk and Mr. Skibsted have any plans to leave our company. We do not have “key person” life insurance policies for any of our officers and key employees. The loss of the technical knowledge and management and industry expertise that would resulting the event Dr. Ahn left our company could result in delays in the development of our product candidates and diversion of management resources. The loss of Mr. Vitale could impair our ability to expand our product development pipeline, which may harm our business prospects. The loss of Dr. Berk could impair our ability initiate new, and sustain existing, clinical trials. The loss of Mr. Skibsted could impair our ability to obtain additional financing.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

We will need to hire additional qualified personnel with expertise in pre-clinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. In particular, over the next 12 months we will hire an additional three employees, consisting of one person in an administrative function and two employees focused on research and development. We expect that the hiring of such additional personnel will increase our annual expenditures by approximately $325,000. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the San Francisco Bay Area, is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators. We currently do not carry product liability insurance but instead maintain a $5 million clinical trial insurance policy for the ongoing Phase I and Phase I/II trials of Talotrexin. Although we intend to obtain clinical trial insurance prior to the commencement of any clinical trials for IPdR and ZensanaTM (ondansetron oral spray), we, or any collaborators, may not be able to obtain insurance at a reasonable cost, if at all. Even if our agreements with any future collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Risks Related to Our Securities

A significant number of shares of our common stock will become available for sale and their sale could depress the price of our common stock.

Upon the date that the registration statement relating to this prospectus is declared effective, all of the shares being offered hereby will be available for sale. In addition, although we have no specific plans to do so, we may also sell a substantial number of additional shares of our common stock in connection with a private placement or public offering of our shares of common stock (or other series or class of capital stock to be designated in the future). The terms of any such private placement would likely require us to register the resale of any common shares issued or issuable in the transaction. Further, over the next 12 months, portions of various outstanding options to purchase shares of our common stock that we have issued to employees will begin vesting, meaning those employees will have the right to exercise their right to purchase shares of our stock, often at prices that are substantially less than our current market price. Approximately 3,351,144 shares will become purchasable under such options in the next 12 months. We may also issue additional shares in connection with our business and may grant additional stock options to our employees, officers, directors and consultants or warrants to third parties. Sales of a substantial number of shares of our common stock in the public market after this offering could adversely affect the market price for our common stock and make it more difficult for you to sell our shares at times and prices that you feel are appropriate.

Our stock price is, and we expect it to remain, volatile, which could limit investors’ ability to sell stock at a profit.

Since the completion of the EMLR - Hana Biosciences merger transaction in July 2004 through September 30, 2005, the market price of our common stock has ranged from a high of $15.00 per share to a low of $1.25 per share, as adjusted to reflect the 1-for-12 combination effected in connection with our September 30, 2004 reincorporation. The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock. These include, but are not limited to:

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	regulatory developments in the United States and foreign countries;

•	economic or other crises and other external factors;

•	period-to-period fluctuations in our revenues and other results of operations;

•	changes in financial estimates by securities analysts; and

•	sales of our common stock.

We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

Because we do not expect to pay dividends, you will not realize any income from an investment in our common stock unless and until you sell your shares at profit.

We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future. You should not rely on an investment in our stock if you require dividend income. Further, you will only realize income on an investment in our shares in the event you sell or otherwise dispose of your shares at a price higher than the price you paid for your shares. Such a gain would result only from an increase in the market price of our common stock, which is uncertain and unpredictable.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as anticipate, estimate, plan, project, continuing, ongoing, expect, management believes, we believe, we intend and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

         Because the factors discussed in this prospectus or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Such risks and uncertainties relate to, among other factors: the development of our drug candidates; the regulatory approval of our drug candidates; our use of clinical research centers and other contractors; our ability to find collaborative partners for research, development and commercialization of potential products; acceptance of our products by doctors, patients or payors; our ability to market any of our products; our history of operating losses; our ability to compete against other companies and research institutions; our ability to secure adequate protection for our intellectual property; our ability to attract and retain key personnel; availability of reimbursement for our product candidates; the effect of potential strategic transactions on our business; our ability to obtain adequate financing; and the volatility of our stock price. These and other risks are detailed in this prospectus under the discussion entitled “Risk Factors,” as well as in our reports filed from time to time under the Securities Act and/or the Exchange Act. You are encouraged to read these filings as they are made.

         Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth the number of shares of the common stock owned by the selling stockholders as of October 24, 2005, and after giving effect to this offering.

Selling Stockholder	Shares Beneficially Owned Before Offering		Number of Outstanding Shares Offered by Selling Stockholder	Number of Shares Offered by Selling Stockholder upon Exercise of Certain Warrants	Percentage Beneficial Ownership After Offering
LB I Group Inc.(1)	900,000		750,000	150,000	–
ProMed Partners, L.P.(2)	151,824		126,520	25,304	–
ProMed Offshore Fund II, Ltd.(2)	648,192		540,160	108,032	–
ProMed Offshore Fund, Ltd.(2)	24,984		20,820	4,164	–
Roger Philipp	60,000		50,000	10,000	–
Pogue World Fund Ltd.(3)	394,687	(4)	75,000	15,000	1.4
Citigroup Global Mkt. Inc. as IRA Rollover Cust. FBO Mai N. Pogue	326,305	(5)	50,000	10,000	1.2
PAM Investments LTD – I (3)	86,780	(6)	30,000	6,000	*
N. Dean Meyer	42,200		25,000	5,000	*
Charles D. Kleinow	80,780	(6)	25,000	5,000	*
Citigroup Global Mkt. Inc. as IRA Rollover Cust. FBO Susan K. Rho	83,680	(6)	12,500	2,500	*
Domenico Schinella	59,780	(6)	7,500	1,500	*
OXA Trade & Finance, Inc.(3)	547,030	(7)	75,000	15,000
MCP Global Corporation (3)	220,000		150,000	30,000	*
Lance Malvin & Partners, Inc.(8)	80,780	(6)	25,000	5,000	*
Perceptive LifeSciences Master Fund, Ltd.(9)	600,000		500,000	100,000	–
SDS Capital Group SPC, Ltd.(10)	225,000		187,500	37,500	–
Atlas Master Fund, Ltd.(11)	150,000		125,000	25,000	–
Panacea Fund, LLC(12)	150,000		125,000	25,000	–
Kristen Carol Bozza	150,000		125,000	25,000	–
Mosaix Ventures LP(13)	475,468	(14)	100,000	20,000	1.6
Coqui Capital Partners LP(15)	672,490	(16)	54,466	10,893	4.5
Kier Family, LP(15)	118,786	(17)	21,786	4,357	*
Ralph Kier	34,373		6,250	1,250	*
Hauck & Aufhauser Banquiers	90,000		75,000	15,000	–
Panacea Capital, L.P. (19)	3,150		2,625	525	–
Panacea Capital QP L.P. (19)	9,000		7,500	1,500	–
Panacea Capital Offshore Ltd.(19)	77,850		64,875	12,975	–
SRI Fund, L.P.(20)	4,500		3,750	750	–
BBT Fund, L.P.(20)	44,250		36,875	7,375	–
Concentrated Alpha Parnters, L.P. (20)	26,250		21,875	4,375	–
Iroquois Master Fund Ltd.(21)	75,000		62,500	12,500	–
Omicron Master Trust(22)	75,000		62,500	12,500	–
The Tail Wind Fund Ltd.(23)	70,800		59,000	11,800	–
Fred L. Vitale	161,158	(24)	43,572	8,714	*
Mark J. Ahn(25)	489,158	(26)	5,446	1,089	2.1
Shaun I. Anderson Ahn(25)	34,425	(27)	5,446	1,089	*
Zubin R. Mory	1,500		1,250	250	–
Friendly Capital LLC Defined Benefit Plan(28)	161,265		13,000	69,319	*
Henry P. Williams	4,800		4,000	800	–
Frank Kee Colen	12,000		10,000	2,000	–
Oppenheimer & Co., Inc.(29)	164,348		0	164,348	–
Griffin Securities, Inc. (30)	161,265		0	22,239	*
Total			3,686,716	990,648
________________

(1)
LB I Group Inc. is an affiliate of Lehman Brothers Inc., a registered broker-dealer, and has represented to the Company that it purchased the shares offered hereby in the ordinary course of its business.

(2)
Barry Kurokawa and David Musket share voting and/or investment control of the shares held by the selling stockholder. Mr. Musket is the owner of Musket Research Associates, Inc., a registered broker-dealer. The shares offered under this prospectus by the selling stockholder were acquired in the ordinary course of business.

(3)	Mai N. Pogue has voting and/or investment control of the shares held by the selling stockholder.
(4)	In addition to the shares issuable upon exercise of warrants offered by the selling stockholder under this prospectus, includes 70,312 shares issuable upon the exercise of a warrant.
(5)	In addition to the shares issuable upon exercise of warrants offered by the selling stockholder under this prospectus, includes 58,593 shares issuable upon the exercise of a warrant.
(6)	In addition to the shares issuable upon exercise of warrants offered by the selling stockholder under this prospectus, includes 11,718 shares issuable upon the exercise of a warrant.
(7)	In addition to the shares issuable upon exercise of warrants offered by the selling stockholder under this prospectus, includes 105,468 shares issuable upon the exercise of a warrant.
(8)	Camille Froidevaux has voting and/or investment control of the shares held by the selling stockholder.
(9)	Joseph Edelman and Andrew C. Sankin have voting and/or investment control of the shares held by the selling stockholder.
(10)	Steve Derby has voting and/or investment control of the shares held by the selling stockholder.
(11)	Dmitry Balyasny has voting and/or investment control of the shares held by the selling stockholder.
(12)
Michael S. Risnick, executive vice president of William Harris Investors Inc., the Manager of the selling stockholder, and Fred Holnbow and Charles Polsky, each a fund manager of the selling stockholder, share voting and investment control with respect to the shares offered by the selling stockholder.

(13)	Ranjan Lal, the managing partner of the selling stockholder’s general partner, has voting and/or investment control of the shares held by the selling stockholder.
(14)	In addition to the shares issuable upon exercise of warrants offered by the selling stockholder under this prospectus, includes 82,031 shares issuable upon the exercise of a warrant.
(15)	Isaac Kier, a director of the Company, has voting and/or investment control of the shares held by the selling stockholder.
(16)	Includes 57,768 shares issuable upon the exercise of warrants.
(17)	Includes 4,357 shares issuable upon the exercise of warrants.
(19)	Edmund Debler and Steve Lisi have voting and/or investment control of the shares held by the selling stockholder.
(20)	Sid R. Bass has voting and/or investment control of the shares held by the selling stockholder.
(21)	Joshua Silverman has voting and investment control of the shares held by the selling stockholder. Mr. Silverman disclaims beneficial ownership of such shares.
(22)
Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”). Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Micron Capital, and Winchester Global Trust Company Limited (‘Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of October 24, 2005, Mr. Oliver H. Morali and Mr. Brice T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shares voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act, or of any other person names in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13d of the Exchange Act or the SEC’s Regulation 13D-G thereunder) controls Omicron and Winchester.

(23)
Tail Wind Advisory & Management Ltd., a UK corporation authorized and regulated by the Financial Services Authority of Great Britain (“TWAM”), is the investment manager for The Tail Wind Fund Ltd., and David Cook is the CEO and controlling shareholder of TWAM. Each of TWAM and Mr. Cook expressly disclaims and equitable or beneficial ownership of the shares being offered under this prospectus and held by The Tail Wind Fund Ltd.

(24)
Includes 70,504 shares issuable upon the exercise of stock options and 7,031 shares issuable upon the exercise of warrants, not including the shares offered hereby that are issuable upon the exercise of warrants. Mr. Vitale is Vice President, Business Development of the Company.

(25)	Mark J. Ahn is President and Chief Executive Officer and a director of the Company. Shaun I Anderson-Ahn is the spouse of Mark J. Ahn.
(26)	Includes 428,804 shares issuable upon the exercise of options and warrants.
(27)	Includes 5,859 shares issuable upon the exercise of warrants, not including the shares offered hereby that are issuable upon the exercise of warrants.
(28)
The selling stockholder is an affiliate of Griffin Securities, Inc., a registered broker-dealer, and has represented to the Company that it purchased the shares offered hereby in the ordinary course of business. Adrian Stecyk has voting and investment control of the shares held by the selling stockholder.

(29)
Oppenheimer & Co., Inc. is a registered broker-dealer. The shares offered by Oppenheimer & Co., Inc. are issuable upon the exercise of warrants received as compensation for placement agent services in connection with our October 2005 private placement.

(30)
Griffin Securities, Inc. is a registered broker-dealer. The shares offered by Griffin Securities, Inc. are issuable upon the exercise of warrants received as compensation for placement agent services in connection with our October 2005 private placement.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders might be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement that includes this prospectus effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Shares Eligible For Future Sale

Upon completion of this offering and assuming the issuance of all of the shares covered by this prospectus that are issuable upon the exercise or conversion of convertible securities, there will be 23,159,014 shares of our common stock issued and outstanding. The shares purchased in this offering will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an “affiliate” of our company (as defined in the Securities Act).

Our currently outstanding shares that were issued in reliance upon the “private placement” exemptions provided by the Act are deemed “restricted securities” within the meaning of Rule 144. Restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of issuance by us or acquisition from an affiliate, may sell such securities in broker’s transactions or directly to market makers, provided that the number of shares sold in any three month period may not exceed the greater of 1 percent of the then-outstanding shares of our common stock. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about our company. After two years have elapsed from the later of the issuance of restricted securities by us or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under the rule.

Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing stockholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

  Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by the Colorado Business Corporation Act, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

ABOUT THIS PROSPECTUS

This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.” We have not authorized anyone else to provide you with different information or additional information. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

WHERE YOU CAN FIND MORE INFORMATION

Before you decide whether to invest in our common stock, you should read this prospectus and the information we otherwise file with the Securities and Exchange Commission, or the SEC. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at the SEC's other public reference facilities. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Our SEC filings are also available at the SEC's website at http://www.sec.gov.

We are allowed to incorporate by reference information contained in documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents and that the information in this prospectus is not complete and you should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, the information in documents that we file in the future will update and supersede the current information in, and incorporated by reference in, this prospectus.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act (other than any Current on Reports on Form 8-K filed under Item 12):

•	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004;

•	Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	Current Reports on Form 8-K filed on April 28, 2005, August 12, 2005, September 29, 2005, October 20, 2005, October 25, 2005, October 28, 2005, and November 14, 2005, respectively; and

•
The description of our common stock set forth in the registration statement on Form 8-A we filed with the SEC on September 21, 2005, including any amendments or reports filed for the purpose of updating such information.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Hana Biosciences, Inc.
400 Oyster Point Boulevard, Suite 400
South San Francisco, CA 94080
Attention: Secretary
(650) 588-6404

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

EXPERTS

The financial statements of Hana Biosciences, Inc. (formerly Hudson Health Sciences, Inc.) as of December 31, 2003 and 2004, and for the years then ended and for the period from December 6, 2002 (date of inception) to December 31, 2004 incorporated by reference into this prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern, of J.H. Cohn LLP, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

4,677,364 Shares

Common Stock

Hana Biosciences, Inc.

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PROSPECTUS
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November 23, 2005